Drinker Biddle & Reath LLP
One Logan Square, Suite 2000
Philadelphia, PA 19103-6996
www.drinkerbiddle.com

September 15, 2011

Via Edgar Transmission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Vincent DiStefano

Re:	Hatteras Global Private Equity Fund II, LLC
Registration Number:  811-22594

Dear Mr. DiStefano:

The following responds to your letter dated August 26, 2011 in connection with your review of the Hatteras Global Private Equity Fund II, LLC (the “Fund” or the “Registrant”) registration statement on Form N-2 filed with the Commission on August 3, 2011 (the “Registration Statement”).  The changes to Registrant’s disclosure will be reflected in an amendment to the Fund’s Registration Statement.  Terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement.

Cover

1.	Please explain why the Fund will have multiple closings.

The Fund may have multiple closings if the Fund’s Board of Managers (the “Board”) determines that it is in the best interests of the Fund to sell additional Interests.  The Registrant notes that it is typical for both private equity funds and closed-end fund-of-funds to have multiple closings.

2.	Please explain how the Fund will be “globally diversified”; will it invest at least 40% of assets outside the U.S.?

Pursuant to the Fund’s private placement memorandum (“PPM”), no more than 50% of the Fund’s assets will be invested in North America.

Prospectus

Fund Fees and Expenses (p. 1)

1.	Please delete “except as noted” from the first caption of the fee table.

“Except as noted” will be deleted from the first caption of the fee table as requested.

2.	Please delete “Investment” from the second caption of the fee table.

“Investment” will be deleted from the second caption of the fee table as requested.

3.	How does the “placement fee” differ from a sales load? If it does not, please identify it as such.

The term “placement fee” is commonly used to refer to a sales charge in a fund that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), but not the Securities Act of 1933, as amended.

4.
Please change the caption “Interest Expense” to “Interest Payments on Borrowed Funds.” Why is the figure for this caption zero?  If the figure is “none”, please consider deleting this line from the table.  See Instruction 2 to Item 3.1 of Form N-2.

Because the figure for the “Interest Expense” line is “none,” this line will be deleted from the table.

5.	Disclose that the Fund does not expect to issue preferred shares. In the alternative, add a preferred share dividend expense line item to the fee table, as applicable.

The Fund’s PPM will be amended to disclose that the Fund does not expect to issue preferred shares by inserting the following language after the last sentence in the section “Capital Contributions”:

The Fund does not expect to issue preferred shares.

6.	Please delete the third sentence from the paragraph immediately preceding the Example.

The third sentence from the paragraph immediately preceding the Example will be deleted as requested.

7.	Please make prominent the first two sentences of the paragraph after the example.

The first two sentences of the paragraph after the example will be set in boldface.

Placement Fee (p. 3)

1.	Why does the placement fee increase for subsequent closings? What is the difference between a placement agent fee and a sales load? If there is none, please refer to this expense item as a sales load.

Please see the Registrant’s response above concerning the use of the term “placement fee.”  The placement fee increases for subsequent closings pursuant to a Placement Agent Agreement entered into by the Fund and the Placement Agent.  However, the Placement Agent has entered into an expense reduction agreement pursuant to which it will rebate to the Fund, in order to offset operating expenses, any amount it receives as a placement fee.  The Placement Agent has entered into this agreement in an effort to offset the possible effect on existing Members of the Fund from the potential dilution from the admission of additional Members.

Fund Servicing Fee (p. 3)

1.	What is the difference between the Fund Servicing Fee and the Adminstrative Fee in terms of the services provided in return for the fees?

The Fund Servicing Fee is paid to the Fund Servicing Agent pursuant to a Fund Servicing Agreement that has been approved by the Board.  As disclosed on page 3 of the PPM and as set forth in the Fund Servicing Agreement filed as Exhibit (k)(3) of the Registration Statement, the Fund Servicing Agent is responsible, either directly or through one of its affiliates or agents, for, among other things, providing various services not required to be performed by the Administrator or other providers engaged by the Fund.  Such services include, but shall not be limited to:

(a)      assisting in the maintenance of Fund records containing information relating to any person who shall have been admitted to the Fund as a Member;

(b)      providing the Fund with personnel to perform such executive, administrative and clerical services as are reasonably necessary to provide effective administration of the Fund and Member services;

(c)      as agreed from time to time with the Boards in accordance with Rule  38a-1 under the 1940 Act, making available the services of appropriate compliance personnel and resources relating to compliance policies and procedures of the Fund;

(d)      assisting in the administration of meetings of the Board and its committees and the Members;

(e)      assisting in administering subscriptions and tender offers, including assistance in the preparation of regulatory filings and the transmission of cash between Members and the Fund (or any successor thereto designated by the Fund);

(f)      assisting in arranging for, at the Fund’s expense, the preparation of all required tax returns;

(g)      assisting in the periodic updating of the Fund’s confidential private placement memorandum and statement of additional information, the preparation of proxy statements to Members, and the preparation of reports filed with regulatory authorities;

(h)      providing information and assistance as requested in connection with the registration of the Fund’s Interests in accordance with state securities requirements;

(i)      providing assistance in connection with the preparation of the Fund’s periodic financial statements and annual audit as reasonably requested by the Board or officers of the Fund or the Fund’s independent accountants; and

(j)      supervising other aspects of the Fund’s operations and providing other administrative services to the Fund.

The Administrative Fee is paid to the Administrator pursuant to an Administration Agreement that has been approved by the Board.  The complete list of services to be provided by the Administrator is set forth in Appendix A of the Administration Agreement, which was filed as Exhibit (k)(1) to the Registration Statement.  The Administrator is responsible for performing the following, among other, services:

•	Providing office space, equipment and personnel to carry out its services under the Administration Agreement;
•	Maintaining accounts, books and other documents produced by the Administrator in connection with the services it provides to the Fund;
•
Providing accounting and reporting services, including, among other things, maintaining books, records and databases in connection therewith, coordinating with the Fund’s independent registered accounting firm and supervising the annual audit, assisting in preparing tax filings and preparing financial reports, including performing certain calculations in connection therewith;

•
Providing administration services such as maintaining a database of investor data, preparing certain notifications to investors, assisting with regulatory filings and preparing materials for meetings of the Fund’s Board of Managers; and,

•	Providing services in connection with the subscription process, such as collecting and inputting data for initial and subsequent closings.

Summary (p. 5)

Investment Objectives and Strategies (p. 5)

1.	The first sentence of this section includes the word “diversified.” Since the Fund is non-diversified, please consider using another word to avoid confusion.

The Registrant will replace the word “diversified” with “broad” in the first sentence of this section and will make the same change as appropriate throughout the Registration Statement.

2.	Please disclose the maximum percentage of an Investment Fund’s assets the Fund may own.

The Fund does not currently intend to own more than 25% of any Portfolio Fund.

3.
What does “managing liquidity”, as used in the third paragraph of this section, mean?  Please define the term “commitment strategy” and provide a summary explanation of the Fund’s commitment strategy.  Also, please quantify “substantially invested” as well as the extent to which the Fund expects to hold liquid assets.  Further, will the Fund require commitments from its own shareholders?  If so, how will this be managed?  Will it be consistent with the requirements of Section 18 of the Investment Company Act of 1940 (the “Act”) with respect to senior securities?

“Managing liquidity” means that the Adviser and Sub-Adviser intend for the Fund to maintain sufficient liquid assets to meet repurchase requests from Members and to engage in investment opportunities that may arise during the Fund’s Investment Period.

The Fund’s “commitment strategy” is the manner in which the Fund will make commitments to Portfolio Funds and other direct investments as disclosed in the PPM.  The commitment strategy takes into account the magnitude of commitments made by the Fund and the potential timing of when such commitments may need to be funded.

The Registrant will delete the term “substantially.”  Due to the nature of private equity investments, the Fund intends initially to hold a greater percentage of its assets as liquid assets, however, as the Fund’s commitments to primary Portfolio Funds are called for investment, the amount of its liquid assets will decrease. The Fund intends to hold a minimal amount of liquid assets by the end of the Investment Period.

The Fund will not require commitments from its own shareholders.

4.	Please summarize the Fund’s leverage strategies in this section. Also, disclose the extent to which the Fund expects to borrow for all purposes.

The Fund has no present intention to use leverage or to borrow for any purposes,  although, as disclosed on pages 30 and 38 of the PPM, the Fund may borrow money and may use leverage consistent with requirements of the 1940 Act.

5.
Disclosure elsewhere in the prospectus indicates the Fund will have significant overseas exposure.  Please summarize the Fund’s foreign investment strategies in this section.  Summarize the risks attendant with overseas investments in the Risk Factors section of the Summary.

This section will be amended by inserting the following language after the second paragraph in the section:

The Fund is generally expected to allocate assets for investments in various geographic regions including North America, Europe, Asia and the rest of the world.  Investments made in foreign countries expose investors to a range of additional risks, including economic, political and legal risks and currency risk, as discussed in greater detail under “INVESTMENT RELATED RISKS.”

Risk Factors (p. 7)

1.
Please summarize all material risks of investing in the Fund in this section.  Does the Fund intend to use leverage during the first twelve months of operations?  If so, please disclose the fact, and add appropriate fee table and risk disclosure.

The Fund has no present intention to use leverage during the first twelve months of operation.

The “Risk Factors” summary section will be amended to read as follows:

An investment in the Fund involves substantial risks and special considerations.  Risks of investing in the Fund include, among others:

o	Limited Liquidity
o	Interests Not Listed
o	Non-Diversification of the Fund
o	Portfolio Funds Being Unregistered
o	Non-Diversification of the Portfolio Funds
o	Portfolio Fund Valuation Risk
o	Multiple Levels of Fees and Expenses
o	Portfolio Fund Manager Risk
o	Limited Transparency of Portfolio Fund Operations
o	Defaulted Debt Securities Risk
o	Valuation Risk
o	Foreign Economic, Political and Legal Risks
o	Currency Risk
o	Accounting, Auditing and Financial Reporting Risk

A more detailed discussion of each of the risks associated with an investment in the Fund can be found under “GENERAL RISKS,” “SPECIAL RISKS OF THE FUND OF FUNDS STRUCTURE,” and “INVESTMENT RELATED RISKS.”

Capital Contributions (p. 7)

1.
Please clarify that there is no minimum offering amount.  Expand the discussion to indicate whether there is a critical minimum amount that the Fund must nevertheless raise to provide it with the opportunity to deploy its strategies and achieve its investment objective.  Are there any special risks to the Fund or its Shareholders if a certain minimum amount is not raised through this offering?

The Registrant currently intends the minimum offering amount for the Fund to be $10 million.  The Registrant, however, does not believe that $10 million, or any other amount, represents a critical minimum amount that the Fund must raise to meet its investment objective.  The Registrant notes that current disclosure on page 15 of the PPM permits the Fund to accept more or less than $75 million in Capital Contributions, in the discretion of the Board.  Accordingly, the Board may authorize an offering of less than $10 million in its discretion.  Responsive disclosure will be added.

Repurchase of Interests (p. 10)

1.	Please disclose in this section that the Fund may redeem in kind, and summarize the associated risks.

This section will be amended to insert the following paragraph before “See ‘REPURCHASES OF INTERESTS.’”:

Payment by the Fund upon a repurchase of Interests will be made in the form of the Promissory Note (as defined below).  The Fund does not generally expect to distribute securities (other than the Promissory Note) as payment for repurchased Interests except in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund or the Members, or if the Fund has received distributions from Portfolio Funds in the form of securities that are transferable to the Fund’s members.  Securities which are distributed in-kind in connection with a repurchase of Interests may be illiquid.  Any in-kind distribution of securities will be valued in accordance with the LLC Agreement and will be distributed to all tendering Members on a proportional basis.

2.
Disclose the approximate amount of time that is likely to lapse (1) between the time a Shareholder submits a repurchase request and the effective date of repurchase and (2) between the effective date of the repurchase and the receipt of cash for Shares tendered.

(1)  As disclosed in the PPM beginning on page 43, the offering period during which a Member may submit a request to repurchase Interests will be open for 20 days.  A Member can expect that the effective date of repurchase (also the Valuation Date) shall be approximately 65 days, but in no event fewer than 60 days, after the close of the offering period.

(2)  Further, as disclosed in the PPM beginning on page 45, a Member can expect to receive cash in exchange for its tendered Interests in two payments.  The Member can expect to receive the first payment (“Initial Payment”), which will be for 90% of the value of the Interests tendered, on or before 90 calendar days after the Repurchase Date.  The Member can expect to receive the second payment, for the remaining value of the Interests tendered, as promptly as practicable after the Fund’s annual audit, which will be completed within 60 days after the end of each fiscal year of the Fund, which is March 31.

As disclosed on page 46 of the PPM, in the event that a Member has requested the repurchase of a portion of its Interests which would result in the Member continuing to hold at least 10% of the aggregate value of its Interests, the Member will receive the full estimated value of its tendered Interests in the Initial Payment pursuant to the timeline described above. The amount of that payment will be adjusted after the completion of the Fund’s annual audit.

Distributions (p. 11)

1.	Will the Fund make distributions prior to the 37th month? If not, will the shareholders nevertheless be taxed on Fund income or gains?

The Fund may, at the Board’s discretion, make distributions prior to the 37th month.  As disclosed in the summary section on “Taxes,” each Member will be required to include in the Member’s U.S. federal taxable income the Member’s allocable share of the Fund’s taxable income each year, regardless whether the Fund makes a distribution to the Member in that year.

2.
Is the 125% return of Capital Contributions threshold, referenced in this section, net of realized losses and unrealized capital gains?  If not, please explain to us how this is consistent with Section 205(a) of the Investment Adviser Act of 1940.

The 125% return of Capital Contributions threshold is not performance-based compensation.  It is the amount that must be returned, in cash, to Members of the Fund before any performance-based compensation is paid to the Adviser or Sub-Adviser.  Additionally, because Interests in the Fund are only sold to “qualified clients,” as defined in Rule 205-3(d) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Fund is not subject to Section 205(a) of the Advisers Act.

Use of Proceeds (p. 15)

1.
Please clarify how soon the proceeds of the sale of interests will be invested by the Fund, the reasons for any anticipated lengthy delay in investing the proceeds, and the consequences of any delay.  See Guide 1 to Form N-2 and Item 7.2 of Form N-2.

The Registrant notes that page 15 of the PPM discloses that proceeds will be invested “as soon as practicable after receipt of such proceeds in accordance with the Fund’s investment objective and strategies, consistent with market conditions and the availability of suitable investments.”  The Fund anticipates that it will commit the majority of its capital to Portfolio Funds and direct investments by the end of the Investment Period (defined in the PPM as a date three years following the Final Closing of the Fund).  A Portfolio Fund will invest the Fund’s committed capital (once drawn) at the Portfolio Fund’s discretion.  As disclosed in the PPM on page 15, “delays in investing the Fund’s assets may occur because certain Portfolio Funds selected by the Adviser may provide infrequent opportunities to purchase their securities, or due to the time required for Portfolio Fund Managers to invest the amounts committed by the Fund.”

During the time that the Fund’s assets are not invested in Portfolio Funds, that portion of the Fund’s assets may not be used to pursue the Fund’s investment objective, however, as the Fund’s commitments to primary Portfolio Funds are called for investment, the amount of its liquid assets will decrease. The Fund intends to hold a minimal amount of liquid assets by the end of the Investment Period.

Placement Fee Schedule (p. 16)

1.
Please supplement the disclosure that the Fund may admit new members or allow existing members to increase their subscriptions at subsequent closings with disclosure to the effect that existing, non-participating shareholders will suffer dilution as a result.

As discussed in the Registrant’s response above, the Placement Agent has entered into an expense reduction agreement pursuant to which it will rebate to the Fund, in order to offset operating expenses, any amount it receives as a placement fee.  The Placement Agent has entered into this agreement in an effort to offset the possible effect on existing Members of the Fund from the potential dilution from the admission of additional Members.

Accordingly, the last sentence of the paragraph following the Placement Fee Schedule will be amended to read:

The Placement Agent has entered into an expense reduction agreement pursuant to which it will rebate to the Fund, in order to offset operating expenses, any amount it receives as a placement fee.  The Placement Agent has entered into this agreement in an effort to offset the possible effect on Members of the Fund from the potential dilution from the admission of additional Members.

Investment Objective and Strategies (p. 19)

Investment Strategies (p. 20)

1.
The discussion indicates what the Adviser will consider when deciding whether to invest in a particular Investment Fund.  Please explain the source of the information upon which the Adviser will rely with respect to both the Investment Funds and their investment managers and whether the information is available to the public.

Portfolio Fund opportunities undergo an evaluation process which analyzes opportunities across parameters such as management depth, quality, and incentives, investment strategy, track record, potential conflicts of interest, terms related to the investment, the supply and demand of capital related to the specific strategy, and the Portfolio Fund’s systems and processes.  The investment opportunities are evaluated and compared relative to other opportunities in the marketplace.  Sources of data include, without limitation, information provided by Portfolio Fund Managers, information provided by other limited partners, information provided by industry groups, reference calls with Portfolio Fund Managers, Portfolio Fund executives, competing Portfolio Fund Managers, existing and prospective limited partners, bankers, and service providers such as accountants and lawyers.  Typically, general information about the Portfolio Fund Manager is publically available, but detailed information, for instance on a Portfolio Fund Manager’s track record or detailed investment strategy, is proprietary to the Portfolio Fund Manager.  General market information is also typically publically available, but specific industry analysis and strategies of the Portfolio Fund Managers are proprietary.

2.
Clarify whether or not, when deciding to invest in a particular Investment Fund, the Adviser will also consider any of the following:  (1) the amount or type of performance fee charged by the investment manager; (2) purchase fees or sales charges imposed by the Investment Fund; or (3) Investment Fund liquidity or repurchase programs.

The Adviser will consider the amount and type of performance fee charged by the Portfolio Fund Manager when deciding to invest in a particular Portfolio Fund.  The Registrant notes that purchase fees, sales charges and liquidity and repurchase programs are not typical to private equity funds, but to the extent that a Portfolio Fund has such characteristics, the Adviser will consider the foregoing when making a decision of whether to invest in the particular Portfolio Fund.

3.
The disclosure indicates that the Adviser may reduce or terminate the Fund’s investment in the Investment Funds.  Disclose how readily the Adviser will be able to reduce or terminate an Investment Fund holding at the value assigned to the investment in connection with the Fund’s calculation of its own NAV.  In this regard, will the Fund be required to pay any additional amounts to terminate a position in an Investment Fund?

As disclosed on page 49 of the PPM under “Calculation of Net Asset Value; Valuation”:

The Fund’s investments in Portfolio Funds will be subject to substantial restrictions on transfer and the Fund will typically have only limited rights to withdraw its investment in a Portfolio Fund.  Information on the value of the Fund’s investments in a Portfolio Fund will be provided by the general partner, manager or administrator of the Portfolio Fund on a limited basis (typically quarterly).

That section will be amended to add the following language:

Because the Portfolio Funds generally will not offer redemption rights, if the Adviser determines it is necessary to do so, the Fund will typically reduce its exposure to a Portfolio Fund through the sale of its interest in the Portfolio Fund on the secondary market, which may be at a premium or discount to the Portfolio Fund’s NAV assigned by the Fund, or by other available means.

4.	What will be the Fund’s rights and status in relation to all other Investment Fund investors?

The Fund’s rights and status in relation to other Portfolio Fund investors will vary from Portfolio Fund to Portfolio Fund and cannot be determined prospectively.

5.
The disclosure indicates it is the responsibility of the Adviser and Sub-Adviser to monitor the performance of the portfolio managers of the Investment Funds.  Please disclose how regularly the Adviser will monitor Investment Fund returns, contact Investment Fund managers to discuss performance, evaluate Investment Funds and reallocate Fund assets.  Also disclose how much time the reallocation process is expected to take.

The Registrant will add the following disclosure to page 28 of the PPM under “Monitoring Performance”:

The Investment Committee will monitor the Portfolio Fund returns on a continuous basis.  The Investment Committee will receive financial statements from the Portfolio Funds on at least a quarterly basis and intends to contact Portfolio Fund Managers regarding Portfolio Fund performance as necessary.  The Investment Committee intends to evaluate and reallocate Fund assets continuously during the Investment Period.  After the Investment Period expires, the Fund will not commit to new Portfolio Funds, however the Fund will likely be required to fund capital calls from Portfolio Funds after the Investment Period has expired.

6.	Describe any possible impediments to monitoring the performance of the Investment Funds on a regular basis.

Promoting transparency and receiving necessary information from Portfolio Funds is an obstacle, but not an impediment.  There is substantial effort and work being placed on continuously building and implementing performance monitoring systems that include receiving quantitative and qualitative information from each Portfolio Fund.

7.	Disclose the percentage of Fund assets to be invested in non-voting securities and explain why the Fund would purchase such securities or forego its right to vote securities it owns.

The Fund may invest in Portfolio Funds with voting rights or without voting rights.  Because voting rights will vary from Portfolio Fund to Portfolio Fund, it is impossible to determine the percentage of the Fund’s investments that will be invested in non-voting securities.  The Fund does not currently intend to waive its voting rights with respect to securities it holds.  The Registrant will add the following disclosure on page 28 under “Proxy Voting Policies and Procedures” in the SAI:

To the extent the Fund determines it is necessary to limit its voting interest in certain Portfolio Funds in order to avoid becoming subject to certain Investment Company Act prohibitions with respect to affiliated transactions, the Fund may enter into contractual arrangements under which it irrevocably waives its rights (if any) to vote its interests in a Portfolio Fund. Other accounts managed by the Adviser may also waive their voting rights in a particular Portfolio Fund. The Adviser will decide whether to waive such voting rights and, in making these decisions, will consider the amounts (if any) invested by the Fund and its other clients in the particular Portfolio Fund. These voting waiver arrangements may increase the ability of the Fund and other clients of the Adviser to invest in certain Portfolio Funds. However, to the extent the Fund contractually forgoes the right to vote the securities of a Portfolio Fund, the Fund will not be able to vote on matters that require the approval of the interest holders of the Fund, including matters adverse to the Fund’s interests.

8.
Disclose whether or not there are any percentage thresholds or other parameters that the Adviser will use as guidelines when determining whether an Investment Fund is using an inappropriate degree of leverage.

The Adviser will not use any percentage thresholds as guidelines when determining whether a Portfolio Fund is using an inappropriate degree of leverage.  The Registrant notes that it believes most Portfolio Funds will not employ leverage at the fund level, as the use of leverage at the fund level among private equity funds is not typical.

9.	Will the Adviser be given access to all of the information that it needs, on a timely basis, to enable it to perform the monitoring activities described in this section?

The Adviser believes that it will be given access to all of the information that it needs, on a timely basis, to enable it to perform its monitoring activities.

Investment Policies (p. 28)

Commitment Strategy and Liquidity Management (p. 28)

1.	Please quantify what is meant by “high level of investment” in the first sentence of this section.

Registrant will remove the phrase “maintaining a high investment level” from the section.

2.
With respect to the Fund’s commitment strategy, what would happen should the Fund make commitments and fail to properly forecast future distributions?  Please disclose in an appropriate location the risks attendant with the Fund’s commitment strategy.  Please summarize this disclosure in the Summary.

In such an event, the Registrant may evaluate its options, which include, among others: (1) selling Portfolio Fund interests on the secondary market; (2) liquidating certain of its holdings, namely in Listed Private Equity; and/or (3) establishing a line of credit.

The Registrant notes its previous response summarizing material risks of investing in the Fund in the Summary section.

In addition, the Registrant will revise the final paragraph in “Commitment Strategy and Liquidity Management” on page 29 of the PPM to the following:

There can be no assurance that the Fund’s objectives with respect to liquidity management will be achieved or that its portfolio design and risk management strategies will be successful.  If the Fund fails to properly forecast future distributions, it may face liquidity risks associated with its commitment strategy. If the Fund fails to properly forecast future distributions, the Fund may mitigate such risks by using the techniques described above, including actively managing cash and liquid assets (by selling Portfolio Fund interests on the secondary market and/or liquidating certain of its holdings, namely in Listed Private Equity) and/or establishing a line of credit.  During the time that the Fund’s assets are not invested in Portfolio Funds or when the Fund otherwise uses the above techniques to reduce its liquidity risk, that portion of the Fund’s assets may not be used to pursue the Fund’s investment objective.  Prospective investors should refer to the Section entitled “General Risks,” for a discussion of the risks associated with the investment strategy and structure of the Fund.

3.
The second bullet point in this section states that establishment of a credit line would enable the Fund to satisfy the requirements of the Investment Company Act.  Please explain under what circumstances the Fund would use the credit line to “satisf[y] the requirements of the Investment Company Act.”

The language “and to satisfy the requirements of the Investment Company Act” will be deleted from the second bullet point in this section.

Special Risks of the Fund of Funds Structure (p. 33)

Valuation of the Fund’s Interests in Portfolio Funds (p. 34)

1.
The disclosure pertaining to the Fund’s valuation procedures indicates the Fund will defer to the Investment Funds’ valuation methodologies.  Please explain why this is consistent with the duties of the Fund’s Board to determine fair valuation procedures.

The Board has approved and adopted written valuation policies and procedures (“Valuation Procedures”) for the Fund, which includes a description of the Fund’s valuation methodologies.  Subject to the Board’s oversight, the Adviser will implement such valuation methodologies.  The Registrant believes that, in aggregate, the Portfolio Funds’ valuation of their respective interests most accurately reflect the fair value of those interests.  The Registrant notes, however, that the Adviser may use other valuation methodologies if it believes other valuations better reflect the fair value of Portfolio Fund interests.

2.	Please provide the staff with the procedures the Fund’s Board has adopted to ensure compliance with the requirements of Section 2(a)(41) of the Act.

A copy of the Fund’s Valuation Procedures are attached hereto.

3.
With respect to the valuation discussion see, generally, the net asset valuation discussion contained in DB Hedge Fund Strategies Fund LLC, filed August 27, 2002 (Securities Act Registration Number 333-72104).  In this regard, confirm, add to or revise, as appropriate, all applicable sections of the prospectus (not merely the discussion appearing under the heading “Net Asset Valuation”) consistent with, but not limited to, the DB Hedge Fund Strategies Fund LLC net asset valuation discussion.

The Registration Statement is consistent with DB Hedge Strategies Fund LLC (“DB Hedge Strategies”); however, the section “Calculation of Net Asset Value; Valuation” will be enhanced to add the following disclosure from DB Hedge Strategies’ net asset valuation discussion:

The valuations reported by the investment advisers of the Portfolio Funds, upon which the Fund calculates its quarter-end net asset value and net asset value per Interest, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Portfolio Funds are audited by those Funds' independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Such adjustments or revisions, whether increasing or decreasing the net asset value of the Fund at the time they occur, because they relate to information available only at the time of the adjustment or revision, will not affect the amount of the repurchase proceeds of the Fund received by Members who had their Interests repurchased prior to such adjustments and received their repurchase proceeds. As a result, to the extent that such subsequently adjusted valuations from the investment advisers or revisions to net asset value of an Portfolio Fund adversely affect the Fund's net asset value, the outstanding Interests will be adversely affected by prior repurchases to the benefit of Members who had their Interests repurchased at a net asset value per Interest higher than the adjusted amount. Conversely, any increases in the net asset value per Interest resulting from such subsequently adjusted valuations will be entirely for the benefit of the outstanding Interests and to the detriment of Members who previously had their Interests repurchased at a net asset value per Interest lower than the adjusted amount. The same principles apply to the purchase of Interests. New Members may be affected in a similar way.

The procedures approved by the Board provide that, where deemed appropriate by the Adviser and consistent with the Investment Company Act, investments in Portfolio Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Fund is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Fund's investment will be revalued in a manner that the Adviser, in accordance with procedures approved by the Board, determines in good faith best reflects approximate market value. The Board will be responsible for ensuring that the valuation policies utilized by the Adviser are fair to the Fund and consistent with applicable regulatory guidelines.

4.
The Fund should also add disclosure indicating that the Fund has clear written policies and procedures regarding valuation reports submitted to the Board and the methodology for making valuation decisions.  At a minimum, the procedures should seek to ensure that the Fund is able to reliably determine the value of its investments in Investment Funds.  Please provide us with a copy of the valuation procedures adopted by the Fund’s Board.

As mentioned in this section and disclosed under “Calculation of Net Asset Value; Valuation,” the Board has adopted and approved written policies and procedures for purposes of determining the fair value of the securities held by the Fund, including the fair value of the Fund’s investment in Portfolio Funds.

The Fund’s Valuation Procedures were provided as requested in response to Comment 2 above.

5.
Add a statement indicating generally the period of time that is expected to elapse between the occurrence of an event necessitating the pricing of Fund assets and the receipt of valuation information from the investment managers of the Investment Funds.

The Registrant will add the following disclosure:

The Fund generally expects that it will receive valuation information relating to Portfolio Funds approximately 60 days following each quarter-end, the time at which the Portfolio Funds generally value their portfolios.

6.	Clarify whether a Shareholder may have a cause of action if he or she purchases under valuations that are not appropriate.

The Registrant knows of no rules requiring disclosure of possible and theoretical causes of action by investors and therefore respectfully decline the comment.

7.	How will NAV be calculated in the event that the last day of a fiscal period is a holiday?

The Fund calculates its NAV on the close of business days only, as disclosed in the first sentence under “Calculation of Net Asset Value; Valuation” on page 49 of the PPM.

Investment Related Risks (p. 36)

Concentration of Investments (p. 37)

1.
Change the Fund’s concentration policy to state that the Fund may not concentrate in an industry or group of industries.  Given the Fund’s policy not to concentrate, please revise the first sentence of the first paragraph of this section to conform the disclosure to the concentration policy.

The Fund’s concentration policy on page 2 of the SAI will be amended to state that the Fund may not concentrate in “a single industry or group of industries.”

In addition, the first sentence of the first paragraph of this section will be amended to read:

The Fund will not knowingly concentrate in an industry or group of industries; however, the core positions of any Portfolio Fund may consist of a limited number of companies and may be concentrated in a particular industry or group of industries.

Derivative Instruments (p. 37)

1.
Please provide complete disclosure of the Fund’s derivatives strategy and associated risks in an appropriate location, and summarize this disclosure in the Summary.  Please revise the disclosure to follow the guidance of the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

While the Fund has permission to do so, the Fund does not currently intend to engage in derivatives transactions.  As such, the Registrant believes the current disclosure in the Registration Statement is consistent with the Mr. Miller’s letter.

Defaulted Debt Securities and Other Securities of Distressed Companies (p. 37)

1.	Will the Fund’s investments in distressed securities be a principal strategy of the Fund? If so, please include disclosure of the strategy and its risks in the Summary.

The Fund’s investment in distressed securities will not be a principal strategy of the Fund.

Leverage (p. 38)

1.
If the Fund will offer preferred stock, please disclose so in the strategy sections of the registration statement, and disclose in this section the risks associated with the issuance of preferred stock.

The Fund will not offer preferred stock.

Economic, Political and Legal Risks (p. 38)

1.	As this disclosure in large part discusses the risks of foreign investment, please consider revising the heading of the section to more accurately describe its contents.

The heading will be revised to read, “Foreign Economic, Political and Legal Risks.”

Procedures for Repurchase of Interests (p. 44)

1.
The prospectus indicates that repurchases are expected to occur four times a year.  It therefore appears that the Fund can repurchase Shares prior to completion of the annual audits of the Investment Funds.  Describe the potential risks to Shareholders of a repurchase without the information of an audit.

As disclosed on pages 34 of the PPM under “Valuation of the Fund’s Interests in Portfolio Funds”:

The valuation of the Fund’s investments in Portfolio Funds is ordinarily determined based upon valuations provided by the Portfolio Fund Managers of such Portfolio Funds, which valuations are not audited.  Securities in which the Portfolio Funds invest will generally not have a readily ascertainable market price and will be valued by the Portfolio Fund Managers.  Valuations of the securities may be subjective and could prove in hindsight to have been wrong, and at times by significant amounts.  The Adviser and Sub-Adviser will establish a committee (the “Valuation Committee”) to oversee the valuation of the Fund’s investments pursuant to procedures adopted by the Board.  The members of the Valuation Committee may face conflicts of interest in overseeing the valuation of the Fund’s investments, as the value of the Fund’s investments will affect the Adviser’s and Sub-Adviser’s compensation.  Although prior to investing in any Portfolio Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by such Portfolio Fund, no assurances can be given that the Adviser will be given access to necessary aspects of the Portfolio Fund’s systems, that such due diligence review will ascertain whether accurate valuations will be provided by such Portfolio Funds to the Adviser, that the Portfolio Funds will comply with their own internal policies or procedures for keeping records or making valuations, or that the Portfolio Funds’ policies and procedures and systems will not change without notice to the Fund.  Moreover, neither the Valuation Committee nor the Adviser will generally have sufficient information in order to be able to confirm or review the accuracy of valuations provided by Portfolio Fund Managers.  In addition, the net asset values or other valuation information received by the Valuation Committee from a Portfolio Fund are typically estimated, and may be subject to later adjustment or revision by the Portfolio Fund.  Any such adjustment or revision will result in either an increase or decrease in the net asset value of the Fund at the time that the Fund is provided with information regarding the adjustment.

…

Members should be aware that situations involving uncertainties as to the valuations by Portfolio Fund Managers could have a material adverse effect on the Fund if the Portfolio Fund Manager’s, the Adviser’s or the Fund’s judgments regarding valuations should prove incorrect.  Persons who are unwilling to assume such risks should not make an investment in the Fund.

Further, as disclosed on page 40 of the PPM under “Risks Related to Accounting, Auditing and Financial Reporting”:

…certain of the Portfolios Funds’ investments may be in Portfolio Companies that do not maintain internal management accounts or adopt financial budgeting or internal audit procedures to standards normally expected of companies in the United States. Accordingly, information supplied to the Fund and the Portfolio Funds may be incomplete, inaccurate and/or significantly delayed. The Fund and the Portfolio Funds may therefore be unable to take or influence timely actions necessary to rectify management deficiencies in such Portfolio Companies, which may ultimately have an adverse impact on the value of the Fund.

In addition, as disclosed on page 45 of the PPM under “Procedures for Repurchase of Interests,” Members are entitled to an Initial Payment of 90% of the estimated NAV of their repurchased Interests, determined as of the Valuation Date, within 90 days of the Valuation Date subject to the carried interest provisions disclosed in the PPM.  The remaining value of Members’ repurchased Interests will be paid in a second and final payment (“Final Payment”) in an amount equal to the excess, if any, of (1) the value of the repurchased Interests, determined as of the Valuation Date based upon the results of the annual audit of the financial statements of the Fund for the fiscal year in which the Valuation Date of such repurchase occurred, subject to the carried interest provisions described in the PPM, above (2) the Initial Payment. It is anticipated that the annual audit of the financial statements of the Fund will be completed within 60 days after the end of each fiscal year of the Fund and that the Final Payment will be made as promptly as practicable after the completion of such audit.

2.
We note that Shareholders may receive in-kind distributions consisting of interests in Investment Funds and/or securities from the portfolios of these funds.  Disclose that interests in Investment Funds and/or securities received in-kind may be subject to restrictions on resale, and describe the consequences and risks to Shareholders of acquiring and holding these assets.  Moreover, disclose if true, that certain Shareholders may be prohibited from even holding such securities.  Expand the discussion to indicate that Shareholders will also incur brokerage and/or placement fees and bear market risk until such time as they convert securities that they have received as a result of an in-kind distribution into cash.

As disclosed in this section, “securities which are distributed in-kind in connection with a repurchase of Interests may be illiquid.”

This section will be amended to add the following additional disclosure:

A Member may be unable to sell such securities for a prolonged period of time.  Members may also incur brokerage and/or placement fees and bear market risk associated with such securities until such time as they convert securities that they have received as a result of an in-kind distribution into cash.  Securities will not be distributed to Members who are prohibited from holding such securities.

SAI

Fundamental Policies (p. 2)

1.	With respect to policies 1 and 3, please provide narrative disclosure as to what is currently permitted by the Commission.

The Registrant believes that such disclosure would be extensive and not consistent with industry practice and therefore respectfully declines to accept this comment.

General

As requested, the Fund acknowledges that:

•	The Fund is responsible for the adequacy and the accuracy of the disclosure in the filing;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and

•	the Fund may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the Untied States.

  *  *  *

We thank you for your assistance.  If you should have any questions regarding the Fund’s responses to your comments, please do not hesitate to contact the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua Deringer
Joshua Deringer

Enc: Valuation Procedures

Valuation Policy

December 1, 2010
Amended September 14, 2011

Table of Contents

Section 1: Objective and Scope		1
1.1	Objective	1
1.2	Scope	2
Section 2: Responsibilities		4
2.1	Directors of the Funds	4
2.2	Administrator of the Funds	4
2.3	Hatteras Funds	5
2.4	Valuation Committee(s)	5
Section 3: Valuation Principles - Securities		6
3.1	Short Term Investments	6
3.2	Equities	6
3.3	Mutual Funds and ETFs	7
3.4	Fixed Income Securities	7
3.5	Foreign Exchange and Investments denominated in foreign currencies	7
3.6	Bank Debt and Trade Claims	8
3.7	Rights and Warrants	8
3.8	Fair Valued Securities	8
3.9	Restricted Securities	9
Section 4: Valuation Principles – Derivatives		10
4.1	Futures	10
4.2	Listed Options	10
4.3	Swaps	10
Section 5: Valuation Principles – Investments in Funds		11
5.1	Investments in Adviser Funds, including Private Equity Funds	11
Section 6: Valuation Principles – Restricted Securities of Private Companies		13
6.1	Restricted Securities of Private Companies	13
Section 7: Other		15
7.1	Broker Quoted Securities	15
7.2	ASC 820 Reporting	15
7.3	NAV Errors	16

1.	Objective and Scope

1.1	Objective

Hatteras Funds represents three registered investment advisors, who serve as the investment manager to a variety of pooled investment products.  The three registered investment advisors under the Hatteras Funds label are Hatteras Investments Partners, LLC (“HIP”), Hatteras Capital Investment Management, LLC (“HCIM”), and Hatteras Alternative Mutual Funds, LLC (“HAMF”) (collectively, the “Hatteras Advisors”).   This document summarizes the principles, governance, controls and procedures used to value investments held by the funds listed in 1.2 below (the “Funds”) in accordance with the valuation principles set out in the prospectuses or private placement memoranda (the “prospectuses”) of the Funds, for the purpose of calculating the net asset value (“NAV”) of the Funds and NAV per share of the Funds.

The principles and policies set forth below shall govern a Fund to the extent a Fund invests in certain securities described therein.

“Shares” shall mean the applicable interests of a Fund, and will mean limited partnership interests, units of limited partnership interests, and shares of beneficial interest, as context requires.

“Directors” shall mean Directors, Trustees or Managers of the Funds or a Fund, as context requires.

“Advisor Funds” shall mean the investment vehicles in which a Fund invests, but shall not include the series of Underlying Funds Trust (“Portfolios”) in which Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Debt Fund, Hatteras Long/Short Equity Fund and Hatteras Hedged Strategies Fund invest directly.

“Sub-Advisor” shall mean a sub-adviser of a Portfolio.  When the principles and policies below refer to a Sub-Advisor, they shall specifically apply to Underlying Funds Trust, the Portfolios, Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Debt Fund, Hatteras Long/Short Equity Fund and Hatteras Hedged Strategies Fund although they may also apply to other Funds, as context requires.

“Funds” shall include the Portfolios, as context requires.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

1

1.2	Scope

This Valuation Policy has been approved and adopted by the Board of Directors (“Board”) of each Fund listed below.  In addition, this policy has also been approved by each of the Hatteras Advisors in its respective capacity as investment manager for each Fund, and adopted by the third party administrator of each Fund, as applicable (the “Administrator”).

Fund	Advisor	Administrator****
Hatteras Master Fund, LP*	HIP	JDC
Hatteras Multi-Strategy Fund, L.P.	HIP	JDC
Hatteras Multi-Strategy TEI Fund, L.P.	HIP	JDC
Hatteras Multi-Strategy Institutional Fund, L.P.	HIP	JDC
Hatteras Multi-Strategy TEI Institutional Fund, L.P.	HIP	JDC
Hatteras Multi-Strategy 3c1 Fund, L.P. **	HIP	JDC
Hatteras Multi-Strategy Offshore Fund, LDC**	HIP	JDC
Hatteras Alpha Hedged Strategies Fund	HAMF	USBFS
Hatteras Long/Short Debt Fund	HAMF	USBFS
Hatteras Long/Short Equity Fund	HAMF	USBFS
Hatteras Hedged Strategies Fund	HAMF	USBFS
Underlying Funds Trust	HAMF	USBFS
Long/Short Equity***	HAMF	USBFS
Market Neutral Equity***	HAMF	USBFS
Relative Value***	HAMF	USBFS
Event Driven***	HAMF	USBFS
Hatteras Late Stage VC Fund I, LP **	HCIM	JDC
Hatteras VC Co-investment Fund II	HCIM	JDC
Hatteras Global Private Equity Partners Institutional, LLC	HCIM	JDC
Hatteras GPEP 3(c)7 Fund, LP **	HCIM	JDC
Hatteras Global Private Equity Fund II, LLC	HCIM	JDC
*
A master fund in a “master-feeder” structure.  Hatteras Master Fund, L.P. is master fund to the following feeder funds:  Hatteras Multi-Strategy Fund, L.P., Hatteras Multi-Strategy TEI Fund, L.P., Hatteras Multi-Strategy Institutional Fund, L.P., Hatteras Multi-Strategy Institutional TEI Fund, L.P., Hatteras Multi-Strategy Offshore Fund, Ltd., and Hatteras Multi-Strategy 3c1 Fund, L.P.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

2

**	Private investment fund; policy adopted by the Hatteras Advisor acting as investment manager.

***
Each Portfolio is a series of Underyling Funds Trust.  Each Portfolio is offered in a private placement to Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Debt Fund, Hatteras Long/Short Equity Fund and Hatteras Hedged Strategies Fund.  Each Portfolio is advised by a Sub-Advisor.

****	JDC: JD Clark, a division of UMB Fund Services. USBFS: US Bank Fund Services.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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2.	Responsibilities

2.1	Directors of the Funds

All of the non-private funds listed above are investment companies registered under the Investment Company Act of 1940, as amended (the “1940 Act”).  The Board for each of these Funds is responsible for the calculation of the respective Fund’s NAV.  The Board has delegated this responsibility to the Hatteras Advisor of each Fund pursuant to the terms of an investment management agreement entered into between the Fund and the Hatteras Advisor, as applicable, and to the Administrator under the terms of the respective Fund’s administrative services agreement entered into between the Fund and the Administrator, as applicable.  The Hatteras Advisor of a Fund (and also, in the case of Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Debt Fund, Hatteras Long/Short Equity Fund and Hatteras Hedged Strategies Fund,  a valuation committee comprised of independent Directors and members of HAMF, and, in the case of Hatteras Global Private Equity Partners Institutional, LLC and Hatteras Global Private Equity Fund II, LLC, a valuation committee comprised of members of HCIM and members of Capvent US Advisors, LLC, the Fund’s sub-adviser) oversees the valuation of that Fund’s investment in accordance with these policies and procedures, subject in all cases to the oversight of the respective Board.

2.2	Administrator of the Funds

An Administrator has been appointed by each Fund (as designated in the Fund Matrix in the Scope of the Valuation Policy (Section 1.2)) to calculate the NAV and the NAV per share of each Fund pursuant to the terms of an administrative services agreement with each Fund.

The NAV will be determined by the Administrator by independently verifying prices obtained for each investment in the Fund via pricing services, broker quotes, or fair value pricing.  The frequency by which the NAV is calculated is determined by the Fund prospectus.

In addition to independent price verification, the Administrator exercises controls to ensure the NAV calculation is materially accurate.  These controls include but are not limited to:

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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•	Position and return reconciliations

•	Cash reconciliations to all bank and prime broker accounts

•	Reconciliation and management review of all fee accruals

2.3	Hatteras Funds

Each of the Hatteras Advisors, in their respective capacity as investment manager, are responsible for providing risk oversight, liquidity determinations, and valuation review for the Funds.

2.4	Valuation Committee(s)

All Funds but Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Debt Fund, Hatteras Long/Short Equity Fund, Hatteras Hedged Strategies Fund, Hatteras Global Private Equity Partners Institutional, LLC and Hatteras Global Private Equity Fund II, LLC have a valuation committee comprised of members of the respective Hatteras Advisor’s portfolio management and fund accounting departments. Hatteras Alpha Hedged Strategies Fund, Hatteras Long/Short Debt Fund, Hatteras Long/Short Equity Fund and Hatteras Hedged Strategies Fund each has a valuation committee comprised of independent Directors and members of HAMF.  Hatteras Global Private Equity Partners Institutional, LLC and Hatteras Global Private Equity Fund II, LLC have a valuation committee comprised of members of HCIM and members of Capvent US Advisors, LLC, the Fund’s sub-adviser.  The valuation committee of a Fund periodically reviews the controls and procedures surrounding valuation and is consulted when concerns arise that the established valuation procedures do not reflect fair value for a particular holding or security in that respective Fund.  All determinations of fair value made by a Fund’s valuation committee, including the factors considered and the valuation methodology employed, will be fully documented.

Each Fund’s valuation committee shall review the appropriateness of the valuation based on any new information or changes in assumptions regarding the security, reliable public market quotations, actual trade prices or other information that becomes available subsequent to the initial fair value determination on a daily basis.  If changes are identified, that valuation committee will reconsider the original valuation and revise it accordingly.

Any determinations of fair value made by a Fund’s valuation committee will be presented to that Fund’s Board at its regularly scheduled quarterly Board meetings and the Board shall be notified when the security is no longer being fair valued.  The Board will also receive summary reports at each regularly scheduled quarterly Board meeting that shall contain a discussion of the information and factors considered by the Fund’s valuation committee that support the determination of the valuation.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

5

3.	Valuation Principles - Securities

The valuation principles described below are derived from the general valuation principles set out in the prospectuses of the Funds.

3.1	Short Term Investments

Short-term investments include interest-bearing accounts, certificates of deposits, and bank sponsored money market funds.  Short-term investments are valued at cost, or amortized cost for short term investments with maturities of less than 60 days.  Interest is accrued daily.

Repurchase and reverse repurchase agreements are valued at amortized cost. The income earned is accrued on a yield to maturity basis from the date of acquisition to the date of maturity.

3.2	Equities

Equity securities for which exchange quotations are readily available and that are listed on a national securities exchange or quoted on NASDAQ (other than listed options) are valued on the basis of the last sale price quoted in its primary market, or the NASDAQ official closing price, on the valuation day.  [The primary sources for prices on exchange listed equity securities are Interactive Data Corporation (“IDC”) and Bloomberg.]

Alternatively, if no last sale information is available on the valuation day such securities are valued at the mean of the most recent bid and asked prices.

For non-exchange traded equity securities, including unlisted preferred stocks and unlisted ADRs, the evaluated mean price is used.  The primary source is IDC Fund Plus website, which uses an evaluation methodology that takes into account various factors including institutional size trading units, yield, quality, coupon rate, maturity, type of issue and other trading data.  These valuations are obtained by a staff of bond evaluators who stay in constant contact with the market and who monitor various industry publications and electronic sources of valuations.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

6

For non-exchange traded OTC equities and ‘pink sheet’ quotes, the last sale price as quoted by NASDAQ is used.  If no sales are reported, as may be the case for securities traded over the counter, securities are valued using the bid and asked prices obtained from the ‘pink sheets’ as furnished by the pricing service, IDC , if available.

3.3	Mutual Funds and ETFs

Mutual funds and Exchange Traded Funds (ETFs) are valued based on the last trade price in its primary market on the valuation day.  The primary source for mutual funds and ETFs will be IDC.  Backup sources include Bloomberg and Thomson Reuters.

3.4	Fixed Income Securities

In general, fixed income securities are valued using the evaluated bid method, where bid prices are used for long positions and ask prices are used for short positions.  The primary sources for prices on fixed income securities are third party pricing services primarily IDC but may include other providers as are commonly used in the industry such as Thomson Reuters and Pricing Direct Inc.

Also, see broker quoted securities, Section 7.1.

3.5	Foreign Exchange and Investments denominated in foreign currencies

Foreign securities will be priced in their local currencies as of the close of their primary exchange or market or as of the time of their valuation, whichever is earlier.

Foreign securities, currencies and other assets denominated in foreign currencies are then converted into U.S. dollars at the exchange rate of such currencies against the U.S. dollar, as provided by an approved pricing service.  All assets denominated in foreign currencies will be converted into U.S. dollars using the applicable currency exchange rates as of the close of the New York Stock Exchange, generally 4:00 p.m. Eastern Standard Time (“EST”).

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

7

In absence of a price or the occurrence of events that occur after a foreign exchange closes that affect the value of certain holdings, the Hatteras Advisor or Sub-Advisor may be required to provide a fair value for the security.

The primary source for foreign exchange rates is WM Reuters delivered by IDC.  For certain illiquid currencies not included on the electronic feed, forward points and deposit rates are provided by the Adviser Fund or Sub-Advisor.

3.6	Bank Debt and Trade Claims

The primary source for pricing bank debt is Markit pricing services delivered through IDC.  In the absence of pricing from these services, broker pricing will be used.  The Administrator will examine broker quotes on a monthly basis and solicit feedback from the Fund’s portfolio manager or Sub-Advisor, if applicable. Any outliers will be excluded where it is determined by the Administrator that such quotes are not fairly representative of exit price. Further, the Administrator will give priority to quotes received from parties (broker, dealers) that stand ready to trade at such levels on their own account over parties that are merely bringing buyers and sellers together (i.e., indicative quotes will be given preference).

3.7	Rights and Warrants

Rights and warrants are valued at the last reported sale price on the primary exchange on which they are traded.  The primary source for mutual funds and ETFs will be IDC.  Backup sources include Bloomberg and Thomson Reuters.  In the absence of sale information, rights and warrants may be valued under the Fair Value methodology described in Section 3.8.

3.8	Fair valued securities

Portfolio securities for which current market quotations are not readily available are "fair valued" pursuant to this policy as adopted by the Boards of Directors.  The Hatteras Advisor or Sub-Advisor determines fair value prices in accordance with this policy, and such valuations are communicated to the Administrator by the Hatteras Advisor or Sub-Advisor.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

8

In general, the fair value of a security or other asset will be the amount the owner of the security or asset might reasonably expect to receive in an orderly liquidation.  The fair value of an interest in an Adviser Fund is the amount that the Fund could reasonably expect to receive from the Adviser Fund if the Fund’s interest was redeemed at the time of the valuation, based on the information reasonably available at the time the valuation is made and that the Fund believes to be reliable.  Processes to determine fair value for a Fund’s investments in Adviser Funds and restricted securities in private companies are listed in more detail below in sections 5.1 and 6.1, respectively.

3.9	Restricted securities of public companies

Restricted securities are valued as of the date the Fund and Portfolio acquires an enforceable right to obtain the securities.  Depending upon the circumstances of the purchase, such a right could be evidenced by the broker’s confirmation.  If the purchase is conditioned on the execution of an agreement of purchase and sale, valuation should be as of the date such agreement has been executed on behalf of the Fund and Portfolio and the seller. If the purchase is conditioned upon the fulfillment of certain conditions, the securities should be valued as of the date the conditions are satisfied.

The Hatteras Advisor or Sub-Advisor may determine that restricted securities require an additional discount due to the terms limiting the sale of the security.  The Hatteras Advisor or Sub-Advisor will determine the appropriate discount, where applicable.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

9

4.	Valuation Principles - Derivatives

4.1	Futures

Futures contracts are valued at settled close, generally 4:15 EST. The primary source for financial futures valuations is Bloomberg. In absence of sales activity, the Hatteras Adviser or Sub-Advisor may be required to provide a fair value for the security.

4.2	Listed Options

Listed options are valued at their composite price, which is the last traded price as of 4:15 EST and is taken across all exchanges where the options are traded.  In the absence of a traded price, the mean of the highest bid and lowest ask are taken across all the exchanges.  The primary source for prices on listed options is IDC.

4.3	Swaps

Valuations are obtained by a staff of evaluators who stay in constant contact with the market and who monitor various industry publications and electronic sources of valuations.  The primary source for swap prices is Pricing Direct Inc. (PDI).

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

10

5.	Valuation Principles – Investments in Funds

5.1	Investments in Adviser Funds, including Private Equity Funds

ASC 820-10-35, “Investments in Certain Entities that Calculate Net Asset Value Per Share (Or its Equivalent)” (“ASU 2009-12”) became effective for interim and annual periods ending after December 15, 2009.  ASU 2009-12 permits a reporting entity to measure the fair value of an investment that does not have a readily determinable fair value, based on the NAV per share of the investment as a practical expedient, without further adjustment, unless it is probable that the investment will be sold at a value significantly different than the NAV.  If the practical expedient NAV is not as of the reporting entity’s measurement date, then the NAV should be adjusted to reflect any significant events that may change the valuation.  In using the NAV as a practical expedient, certain attributes of the investment, that may impact the fair value of the investment, are not considered in measuring fair value.  Attributes of those investments include the investment strategies of the investees and may also include, but are not limited to, restrictions on the investor’s ability to redeem its investments at the measurement date and any unfunded commitments.

Hatteras Advisors may engage independent third party valuation specialists to review the valuation procedures of Adviser Funds so that the Funds might rely on the NAV reported by the Adviser Funds.

Where the Funds invest directly in Adviser Funds, such as limited partnership interests in a fund of funds structure, and where the Adviser Fund calculates a NAV on a periodic basis, Hatteras Advisors will value the interest in the Adviser Fund based on the NAV calculated by the Adviser Fund’s manager or third party administrator.  Investments in Adviser Funds are subject to the terms of the Adviser Funds’ offering documents.  Valuations of the Adviser Funds may be subject to estimates and are net of management and performance incentive fees or allocations payable to the Adviser Funds’ manager as required by the Adviser Funds’ offering documents. If the Hatteras Advisor determines that the most recent value reported by any Adviser Fund does not represent fair value or if any Adviser Fund fails to report a value to the Fund, a fair value determination is made under these procedures established by and under the general supervision of the Board. Because of the inherent uncertainty in valuation, the estimated values may differ from the values that would have been used had a ready market for the securities existed, and the differences could be material.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

11

The interests of some Adviser Funds, primarily investments in private equity funds, may be valued less frequently than the calculation of the Fund’s NAV.  Therefore, the reported performance of the Adviser Fund may lag the reporting period of the Fund.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

12

6.	Valuation Principles - Restricted Securities of Private Companies

6.1	Restricted Securities of Private Companies

Hatteras Advisors value restricted securities of private companies at the time of acquisition at the cost to acquire such securities. This valuation method is justified because, at the time of valuation, the Hatteras Advisor investment professionals have recently completed their due diligence and determined that the price paid for the investment is appropriate. In addition, other venture capital or institutional investors usually invest alongside the Hatteras Advisor’s clients, confirming that valuation. The Hatteras Advisors typically will adjust the value of these securities at the following times:

a.
When the issuer of these securities completes a significant financing (such as a new venture capital round). The Hatteras Advisors will consider certain factors when determining whether or not the financing should affect the valuation of the security, including, for example: (i) whether the terms of the securities to be sold in the new round of financing are substantially similar in the terms of the securities held by the Adviser Fund(s), and (ii) size of investment and the level of investment sophistication of the subsequent investors. The restricted securities held by an Adviser Fund will typically be adjusted to a value equal to the price of the securities issued in that financing, adjusted as the Hatteras Advisor deems appropriate, in its exclusive discretion, for any material difference in terms between the securities owned by the Adviser Fund and such newly issued securities.

b.	At any time that the Hatteras Advisor, in its exclusive discretion, believes warrants adjustment based on various relevant factors, which may include but are not limited to the following:

(i) The market approach - whereby fair value is derived by reference to observable valuation measures for comparable companies or assets – e.g., multiplying a key performance metric of the investee company or asset, such as EBITDA, by a relevant valuation multiple observed in the range of comparable companies or transactions – adjusted by the Hatteras Advisor for differences between the investment and the referenced comparables and in some instances by reference to option pricing models or other similar methods.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

13

(ii)  The income approach – such as the discounted cash flow method, based on the current financial position and operating results of the issuer.

(iii)  Cost for a period of time after an acquisition (where such amount is determined by the adviser to be the best indicator of fair value).

c.
When a public market develops for the security, so long as the securities held by the Adviser Funds continue to be restricted (whether by law or contract), it will be valued as set forth under “Equities” in Part 3.2 above.

Hatteras Advisors may discount the values of restricted securities of private companies further due to the illiquidity of such securities, and the uncertainty of when the securities may become marketable.  Estimates and assumptions of fair value of the securities of private companies may differ significantly from the values that would have been used had a ready market existed, and the differences could be material.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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7.	Other

7.1	Broker quoted securities

In the event that one or more broker quotes are the only available price for a security, the quotes will be obtained as frequently as possible.  The fund will use the mean between the most recent quoted bid and asked prices provided by each broker/dealer.  In cases where 3 independent quotes are not available, the sub-advisor will seek to determine the price based on quotes from as many brokers as possible.  Alternatively, quotes obtained from Bloomberg may be utilized.

The funds may also utilize an administrative service to gather broker quotes.  Any quotes gathered through such a service will be utilized in a manner as if the quote had been obtained directly from the broker.

7.2	ASC 820 Reporting

The Funds’ classify their assets and liabilities that are reported at fair value into three levels based on the lowest level of input that is significant to the fair value measurement. Estimated values may differ from the values that would have been used if a ready market existed or if the investments were liquidated at the valuation date.

The three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of a Fund’s investments. The inputs are summarized in the three broad levels listed below:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, ability to redeem in the near term from Adviser Funds, etc.).  Investments in Adviser Funds with quarterly liquidity features will generally qualify as Level 2 assets.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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Level 3 – significant unobservable inputs (including the Master Fund’s own assumptions in determining the fair value of investments).  Investments in Adviser Funds with liquidity terms less frequently than quarterly, or which are currently gated or have suspended redemptions, will generally qualify as Level 3 assets.

7.3	NAV Errors

The following procedures will be followed for handling NAV errors:

Immediately upon becoming aware that a material error has occurred in the calculation of a Fund’s or a Portfolio’s NAV, the Administrator shall contact the appropriate Hatteras Advisor.  The Administrator shall investigate the nature and cause of the NAV error through any and all necessary means and in enough detail to accurately determine the materiality of the error, the type of corrective action required, and the party or parties responsible for the NAV error.

In determining what corrective action is required, the Administrator shall use the following guidelines:

1.	Errors that impact the Fund’s or Portfolio’s NAV by $.01 per share or more are considered material.

2.
If the NAV error is equal to or exceeds $.01 per share but is less than 0.5% of the Fund’s or Portfolio’s NAV, it is then determined whether there was a total Fund/ Portfolio loss or total Fund/ Portfolio benefit.  If the Fund/Portfolio incurred a total Fund/Portfolio benefit, then no action need be taken, the fund retains the gains.  If the Fund/Portfolio incurred a total net loss, then the responsible party should reimburse the Fund/Portfolio for the loss or pay for the cost of reprocessing.  A net loss occurs when the NAV is overstated and there are net redemptions from the Fund, or when the NAV is understated and there are net purchases of the Fund.

3.
If the NAV error is equal to or exceeds $.01 per share and is equal to or exceeds 0.5% of the Fund’s or the Portfolio’s NAV, individual shareholder transactions impacted by more than a de minimis amount will be reprocessed and/or payments must be made by the responsible party to the Fund or the Portfolio to make it whole for the economic benefit realized by some shareholders (and the corresponding detriment to the Fund or the Portfolio) as a result of the NAV error.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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4.
In the case of one or more NAV errors that, when considered cumulatively, impact the Fund’s or Portfolio’s NAV by $.01 and that fluctuates above and below 0.5% of the Fund’s or Portfolio’s NAV, individual shareholder account adjustments should be effected for those days where the error was equal to or exceeded 0.5% of the NAV and the shareholder account losses exceeded a de minimis amount.  With respect to the remaining days, the guidelines in 7.3 (2) apply.

In accordance with the above guidelines, the Administrator will take all steps necessary to recover amounts due a Fund or a Portfolio from the party or parties responsible for the NAV error and will reprocess shareholder transactions, if necessary.

The Administrator will contact the appropriate Hatteras Advisor, the Chairman of the Board and Fund counsel to report on the final corrective action it has taken and the results thereof.

The Administrator will distribute to each Board, with copies to the Hatteras Advisor and Fund counsel, a written explanation regarding the circumstances surrounding the NAV error, the level of materiality, the corrective action taken, and any subsequent action required or recommended.

While no conflict is anticipated between the valuation principles in this Valuation Policy and the valuation principles in any of the prospectuses, in the event of such a conflict the terms of the relevant prospectus will prevail.

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